Kenmar Global Trust (KGT) ended the month of April down -5.86%. The fund suffered losses primarily in stock indices and energies. The Net Asset Value per unit of KGT was $94.22 as of April 30, 2005.

Allocation of Assets to Advisors

                  April 1 2005          May 1, 2005
                  ------------          -----------
Graham                 31%                  30%
Grinham                29%                  28%
Transtrend             40%                  42%

US equity markets suffered during April amid investor concerns about interest rates and high oil prices. NASDAQ was a loser for the fourth consecutive month as it fell 4.6% and is now off about 11% YTD. Foreign indices were also mostly defensive in April. European markets were not helped by negative economic data from Germany and France's unemployment rate rose 0.1 to 10.2% in March, a 5 year high. Various economic sentiment indicators within the Eurozone also pointed to economic malaise. The German DAX and FTSE ended the month lower. In Japan, the month started off with a weak Tankan report, and other data, such as industrial production showed a similarly poor pattern. Equity markets followed with a negative performance which saw the Nikkei fall.

Economic data in April pointed to a slowing in US growth. Foreign numbers, particularly from Germany were also lackluster and the Eurozone as a whole appears in a state of economic malaise. The majority of reports during April on consumer and business confidence in the US and globally suggested an erosive atmosphere. The latest report on foreign capital flows indicates that foreigners bought a net $84.5 billion in US stocks and bonds in February, down from $92.5 in January. While lower, the February figure far exceeded forecasts of about $65 billion. Bond purchases increased while equities declined. In a separate report, US based bond funds showed an outflow of $800 million in March after a $2.58 billion inflow in February. Stock funds took in $14.99 billion, down from $22.18 billion.

The Federal Reserve maintained their existing policy of raising rates by 25 basis points at the most recent FOMC meeting. Latest FOMC statements indicated a continued concern about inflation. During April there was a return to the flattening yield curve pattern after a brief respite. The ECB, BOE, Bank of Canada and the Reserve Bank of Australia all left rates unchanged in April. The latter was the only surprise as Australia had been forecasted to hike rates.

The US dollar ended April at its lowest level in six weeks following hints that Beijing might be considering loosening the peg against the US currency. However, the Bank of China took no action. Earlier in the April, the Japanese yen had been under some pressure due to a series of weak economic numbers that indicate the Japanese economy is barely moving above a recession pace. The euro closed out April lower. The Australian dollar has gained about 0.5% YTD and over 8.0% over the last 12 months. The Canadian dollar has lost about 3.1% this year but has gained slightly over 10% in the past 12 months. Overall strength in commodities remains supportive of the Canadian and Australian currencies. The South African rand lost about 3% in April but is up 6% for the year.

In the commodities, the energy complex, which led the advance in commodities during Q1, reversed course in April to be the weakest sector. The crude market experienced an abrupt sell-off on the last day of the month as crude closed below $50 per barrel for the first time in two months. The price decline reflected growing concerns that supply is accumulating, the global economy is slowing and ongoing Saudi led efforts to flood physical markets with excess crude. Prices in precious metals were firm for much of April but gold and silver prices tended to ease during the second half. The final result saw gold up about 1.1% but silver lost nearly 4%. Silver was more volatile than gold but this is not unusual for the more speculative silver market. The performance of the Dollar continued to be the major influence on gold and that is not likely to change anytime soon. Platinum and palladium were both winners in April, scoring gains of 1.7% and 4.2% respectively. The former benefited from reduced Russian supplies. Coffee prices rose amid a smaller 05/06 Brazilian crop. Sugar continued to move in the other direction, losing 2.7% in April and it is currently down 5.97 YTD. Cocoa prices weakened in April as there has been continued peace in the Ivory Coast. Indications are that both government and rebel forces have started heavy weaponry disarmament and a full disarmament is expected by May 14. This has served to alleviate existing supply concerns.

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                               KENMAR GLOBAL TRUST
                           Unaudited Account Statement
                       For the Month Ending April 30, 2005



DEAR INTEREST HOLDER:
ENCLOSED IS THE REPORT FOR THE PERIOD OF APRIL 30, 2005 FOR KENMAR GLOBAL TRUST. THE NET ASSET VALUE OF AN INTEREST AS OF APRIL 30, 2005 WAS $94.22, A DECREASE OF -5.86% FROM THE MARCH 31, 2005 VALUE OF $100.09. THE CALENDAR YEAR-TO-DATE RETURN FOR KENMAR GLOBAL TRUST WAS A DECREASE OF -12.79% AS OF APRIL 30, 2005.



                            STATEMENT OF INCOME(LOSS)
TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                     ($803,839.51)
Change in Unrealized Gain/(Loss)                                 ($214,195.02)
Gain/(Loss) on Other Investments                                    $3,425.15
Brokerage Commission                                              ($70,107.39)
                                                    --------------------------
Total Trading Income                                           ($1,084,716.77)

EXPENSES
Audit Fees                                                          $4,000.00
Administrative and Legal Fees                                       $7,718.12
Management Fees                                                    $89,782.11
Offering Fees                                                      $12,325.00
Incentive Fees                                                          $0.00
Other Expenses                                                          $0.00
                                                    --------------------------
Total Expenses                                                    $113,825.23

INTEREST INCOME                                                    $74,329.19

NET INCOME(LOSS) FROM THE PERIOD                               ($1,124,212.81)
                                                    ==========================

              STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month                             $19,186,739.98
Addition                                          $103,000.00
Withdrawal                                       ($757,773.10)
Net Income/(Loss)                              ($1,124,212.81)
                                    --------------------------
Month End                                      $17,407,754.07

Month End NAV Per Unit                                 $94.22

Monthly Rate of Return                                 -5.86%
Year to Date Rate of Return                           -12.79%

For account inquiries, please contact Preferred Investment Solutions Corp. Client Services at (203)861-1025.

        To the best of our knowledge and belief, the information above is accurate and complete:

/s/ Kenneth A. Shewer                                /s/ Marc S. Goodman
Kenneth A. Shewer, Chairman                          Marc S. Goodman, President

             Preferred Investment Solutions Corp., Managing Owner of
                               Kenmar Global Trust